March 5, 2007

Stephen Hughes, Chairman
Boulder Specialty Brands, Inc.
6106 Sunrise Ranch Drive
Longmont, CO 80503

> Re: **Boulder Specialty Brands, Inc.**
> **Amendment No. 3 to Proxy Statement on**
> **Schedule 14A**
> **Filed February 14, 2007**
> **File No. 000-51506**

Dear Mr. Hughes,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one of our letter dated February 12, 2007. We also note the additional disclosure that your board of directors have not yet finalized management compensation arrangements. While compensation arrangements are not "finalized," please revise to clarify the current state of the compensation determination. Considering the board of the resultant company is the same as your current board, please revise to generally discuss the compensation to be in place following the business combination.

2.   Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X.

Note 2 – Revenue Recognition, page FS-59

3.   We note your response to prior comment 7. Please provide us with a detailed explanation of the information in Exhibit A. Explain the nature of the amounts presented in each of the columns and discuss the relevance of this analysis to your response. Explain why you believe excluding the last week of sales meets the delivery and performance criteria in SAB Topic 13. If you believe the impact on the financial statements is not material for the periods presented, discuss your evaluation of Staff Accounting Bulletins 99 and 108, including the impact on sales and cost of goods sold, as well as the impact on inventory reported on the balance sheet. Also discuss the impact on management compensation arrangements, covenants relating to debt and line of credit agreements, and other material contracts and agreements as applicable.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Any questions regarding the financial statements may be directed to Terence O'Brien at (202) 551-3355. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

Cc: Andrea Mason
        Fax No. 904-359-8700